UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

Building No. 6

Lane 2777, Jinxiu East Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Lufax Holding Ltd (the “Company”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing by way of introduction (the “Listing”) of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). Exhibit 99.1 to this current report on Form 6-K sets forth such new, supplemental and updated information and disclosures as described therein. The disclosures therein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on this Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

Exhibit Index

Exhibit 99.1 —  Lufax Holding Ltd Supplemental and Updated Disclosure

Exhibit 99.2 —  Unaudited Condensed Consolidated Financial Statements of Lufax Holding Ltd as of and for the Nine Months Ended September 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

	By:	/s/ David Siu Kam Choy
	Name:	David Siu Kam Choy
	Title:	Chief Financial Officer
Date: February 1, 2023